Exhibit 99.10

SHAREHOLDER VALUE CREATION COMMITTEE WILL CONTINUE TO FIGHT FOR SHAREHOLDER RIGHTS

NEW YORK, Dec. 11, 2015 /PRNewswire/ – The Committee of Relmada Shareholders for Value Creation, (the Shareholder Value Creation Committee) created by principals of Laidlaw & Co., a group of shareholders of Relmada Therapeutics, Inc., (OTCQB: RLMD) (Relmada) unaffiliated with Relmada, today announced that the Federal District Court for the District of Nevada yesterday issued, without a hearing, an ex parte temporary restraining order preventing the solicitation of proxies until the expiration of the temporary restraining order on December 22, 2015. The Court also set a hearing on December 22, 2015 on Relmada’s request for a preliminary injunction. The Shareholder Value Creation Committee intends to seek prompt relief from the court by filing a counterclaim, an opposition to Relmada’s request for injunctive relief, and a countermotion for injunctive relief against Relmada on or before December 15, 2015 and to vigorously pursue all available legal remedies to protect shareholder franchise.

Contact:

Bryan Kobel

bkobel@laidlawltd.com

SOURCE Laidlaw & Co